                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                      ----------------------------------


                                  FORM 11-K


                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(MARK ONE)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  For the fiscal year ended:  December 31, 1993

                                      OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
                  For the transition period from               to
                                                 -------------    -----------



                        Commission file number: 1-5517

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Scientific-Atlanta, Inc.
                               Voluntary Employee Retirement and Investment Plan

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Scientific-Atlanta, Inc.
                               One Technology Parkway, South
                               Norcross, Georgia 30092.

                             REQUIRED INFORMATION


EXHIBITS


             The following exhibits are filed as part of this report:

             a. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

             b.     Consent of Arthur Andersen & Co.


                                  SIGNATURES


             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Scientific-Atlanta, Inc.
                                   Voluntary Employee Retirement
                                   and Investment Plan

Date: June 24, 1994                By:   Scientific-Atlanta, Inc.
                                       Employee Benefit Committee

                                         By:    /s/ Brian C. Koenig
                                                --------------------
                                         Name:  Brian C. Koenig
                                         Title: Vice President, Human Resources

                                                                      EXHIBIT A




                           SCIENTIFIC-ATLANTA, INC.

                        VOLUNTARY EMPLOYEE RETIREMENT

                        AND INVESTMENT PLAN AND TRUST


                      FINANCIAL STATEMENTS AND SCHEDULES

                       AS OF DECEMBER 31, 1993 AND 1992

                                TOGETHER WITH

                               AUDITORS REPORT

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                          DECEMBER 31, 1993 AND 1992
                              TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

         Statements of Net Assets, December 31, 1993 and 1992

         Statements of Changes in Net Assets for the Years Ended December 31, 1993 and 1992

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULES:

         Schedule
          Number
          ------

         I. Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1993

         II. Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1993

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Employee Benefit Committee of the
Scientific-Atlanta, Inc.
Voluntary Employee Retirement
and Investment Plan and Trust:


We have audited the accompanying statements of net assets of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 1993 and 1992, and the related statements of changes in net assets for the years then ended. These financial statements and the schedules referred to below are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1993 and 1992, and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of changes in net assets is presented for purposes of additional analysis rather than to present the changes in net assets of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN & CO.
Atlanta, Georgia
June 9, 1994

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                           STATEMENTS OF NET ASSETS
                          DECEMBER 31, 1993 AND 1992





                                                                         1993                1992
                                                                     ------------       -------------
ASSETS:

  INVESTMENTS, AT MARKET (SCHEDULE I)
      FIDELITY RETIREMENT MONEY MARKET FUND                          $  6,542,495       $  6,384,345
      FIDELITY INTERMEDIATE BOND FUND                                   5,954,871          4,936,801
      FIDELITY EQUITY INCOME FUND                                      10,460,786          6,912,001
      FIDELITY U.S. EQUITY INDEX FUND                                   2,021,393            975,435
      FIDELITY MAGELLAN FUND                                           11,611,208          5,490,403
      S-A COMMON STOCK FUND                                            17,355,547         13,418,720
                                                                     ------------       ------------
                                                                       53,946,300         38,117,705

  EMPLOYER CONTRIBUTIONS RECEIVABLE                                            --            353,822
  ACCRUED INVESTMENT INCOME                                                    --             85,490
  ACCRUED DEPOSITS                                                             --             69,006
                                                                     ------------       ------------
         TOTAL ASSETS                                                  53,946,300         38,626,023
                                                                     ------------       ------------

LIABILITIES:
    BENEFITS PAYABLE                                                           --            463,963
    ADMINISTRATIVE EXPENSES PAYABLE                                            --             13,784
    ACCRUED WITHDRAWALS                                                        --             68,776
                                                                     ------------       ------------
         TOTAL LIABILITIES                                                     --            546,523
                                                                     ------------       ------------


NET ASSETS                                                           $ 53,946,300       $ 38,079,500
                                                                     ============       ============




       The accompanying notes are an integral part of these statements.

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                      STATEMENTS OF CHANGES IN NET ASSETS
                FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992





                                                           FIDELITY FUNDS
                                      -------------------------------------------------------------
                                                     INTER-
                                        MONEY       MEDIATE      EQUITY     US EQUITY
                                        MARKET        BOND       INCOME       INDEX       MAGELLAN
                                     ----------   ----------   ----------  ----------    ----------
INVESTMENT INCOME:
   Net appreciation (depreciation)
       in market value of
       investments                   $       --   $  105,745  $ 1,189,039  $  129,620   $   510,520
   Dividends                            104,152      464,940      352,395      73,169       937,170
   Interest                                  21           18           22           8            65
                                     ----------   ----------  -----------  ----------   -----------
                                        104,173      570,703    1,541,456     202,797     1,447,755
                                     ----------   ----------  -----------  ----------   -----------

CONTRIBUTIONS:
   Participants                       1,046,356      853,457    1,358,700     485,968     2,125,795
   Employer                                  --           --           --          --            --
   Rollover deposits                    (10,564)      94,501      141,756      98,683       219,979
                                     ----------   ----------- ------------ ----------   -----------
                                      1,035,792      947,958    1,500,456     584,651     2,345,774
                                     ----------   ----------  -----------  ----------   -----------

       TOTAL ADDITIONS                1,139,965    1,518,661    3,041,912     787,448     3,793,529

PAYMENTS TO PARTICIPANTS               (210,661)    (185,205)    (212,804)    (28,999)     (212,968)

ADMINISTRATIVE EXPENSES                 (11,820)      (8,178)     (13,084)     (1,804)      (20,525)

INTERFUND TRANSFERS                    (759,334)    (307,208)     732,761     289,313     2,560,769
                                     ----------   ----------  -----------  ----------   -----------

NET INCREASE                            158,150    1,018,070    3,548,785   1,045,958     6,120,805

NET ASSETS, BEGINNING OF YEAR         6,384,345    4,936,801    6,912,001     975,435     5,490,403
                                     ----------   ----------  -----------  ----------   -----------

NET ASSETS, END OF YEAR              $6,542,495   $5,954,871  $10,460,786  $2,021,393   $11,611,208
                                     ==========   ==========  ===========  ==========   ===========



       The accompanying notes are an integral part of these statements.

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                      STATEMENTS OF CHANGES IN NET ASSETS
                FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992




                                             SCIENTIFIC
                                              ATLANTA
                                              COMMON       ADMINIS-
                                               STOCK       TRATIVE
                                               FUND        ACCOUNT        1993         1992
                                          -------------  -----------   ----------   -----------
INVESTMENT INCOME:
   Net appreciation (depreciation) in
       market value of investments        $ 4,658,935    $      --     $ 6,593,859  $ 7,834,929

   Dividends                                   32,479      (85,490)      1,878,815    1,610,705
   Interest                                       340           --             474          889
                                          -----------    ---------     -----------  -----------
                                            4,691,754      (85,490)      8,473,148    9,446,523
                                          -----------    ---------     -----------    ---------

CONTRIBUTIONS:
   Participants                                29,828           --       5,900,104    4,787,722
   Employer                                 2,104,379     (353,822)      1,750,557    1,415,823
   Rollover deposits                           36,076         (230)        580,201      197,794
                                          -----------    ---------     -----------  -----------
                                            2,170,283     (354,052)      8,230,862    6,401,339
                                          -----------    ---------     -----------  -----------

       TOTAL ADDITIONS                      6,862,037     (439,542)     16,704,010   15,847,862

PAYMENTS TO PARTICIPANTS                     (398,130)     463,963        (784,804)  (2,472,870)

ADMINISTRATIVE EXPENSES                       (10,779)      13,784         (52,406)     (75,763)

INTERFUND TRANSFERS                        (2,516,301)          --              --           --
                                          -----------    ---------     -----------  -----------

NET INCREASE                                3,936,827       38,205      15,866,800   13,299,229

NET ASSETS, BEGINNING OF YEAR              13,418,720      (38,205)     38,079,500   24,780,271
                                          -----------    ---------     -----------  -----------

NET ASSETS, END OF YEAR                   $17,355,547    $      --     $53,946,300  $38,079,500
                                          ===========    =========     ===========  ===========


       The accompanying notes are an integral part of these statements.

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1993 AND 1992

          -----------------------------------------------------------


1.   PLAN DESCRIPTION:

     Effective January 1, 1986, Scientific-Atlanta, Inc. (the "Company") established the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     A description of the Plan provisions has been published in a summary Plan description available to all participants and beneficiaries.

     The following six investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant directed. Participants may change their investment elections daily. The Plan has specific guidelines and limitations as to the type of securities eligible for investment by each fund.

              The Money Market Fund (Fidelity Retirement Money Market Portfolio) - This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

              The Bond Fund (Fidelity Intermediate Bond Fund) - This is a fixed income fund invested in U.S. Treasury bonds or other government bonds, and corporate bonds with a fixed interest rate.

              The Equity Mutual Fund (Fidelity Equity-Income Fund) - This is a fund containing a variety of corporate securities, with more investment risk than the Bond Fund and Money Market Fund, with the objective of both current income and capital appreciation.

              The Equity Index Fund (Fidelity U.S. Equity Index Portfolio) - This is a fund that invests primarily in the common stocks of the 500 companies included in the S&P 500 Index. The objective is for both current income and long-term capital appreciation.

              Long-Term Capital Appreciation Fund (Fidelity Magellan Fund) - This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

              Scientific-Atlanta Common Stock Fund, (S-A Common Stock Fund). This fund is invested primarily in Scientific-Atlanta common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other Fidelity funds.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

       Although the Plan has received a favorable determination letter dated July 1, 1993 from the Internal Revenue Service, it has not been updated for the latest Plan amendments. However, the Plan Administrator and management believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 1993.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles.

       Gains and losses on investment transactions are determined for accounting purposes as of the settlement date on a moving average cost basis. Investments are stated at market value (based on quoted market prices) in the accompanying Statements of Net Assets.

3.     PARTICIPATION:

       Employees of the Company are eligible to participate in the Plan if they
       (a) are a regular full-time employee or a regular part-time employee scheduled to work at least 20 hours a week, and (b) are at least 18 years of age. Eligibility begins in the calendar quarter following employment. This eligibility requirement complies with the provisions of ERISA.

       Participants may contribute to the Plan an amount ranging from 1/2% to 15% of their annual compensation as reported on Internal Revenue Service Form W-2.

       Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations are based on participant account balances, as defined.

       The amount contributed to the Plan by the Company on behalf of a participant is equal to $1.00 for each dollar contributed by the participant up to 3% of the participant's annual compensation plus $.50 for each dollar of the participant's contribution between 3% and 6% of the participant's annual compensation. In addition, for any Plan year, the Company's contribution on behalf of the participant to this Plan shall not exceed 4.5% of the participant's annual compensation for such Plan year. The Company's matching contributions to the Plan are in the form of Scientific-Atlanta, Inc. common stock only at the end of each quarter. Vesting is immediate for both the participant's contribution and the Company's matching contribution.

       Prior to October 1, 1993, the amount contributed to the Plan by the Company on behalf of a participant was equal to $.50 for each $1.00 of the participant's contributions up to 5% of the participant's annual compensation. For any plan year, the Company's combined contribution on behalf of the participant to this Plan and the Scientific-Atlanta, Inc. Stock Purchase Plan could not exceed 2.5% of the participant's annual compensation for such Plan year. The Company's matching contributions to the Plan were in the form of the Company's common stock, cash, or a combination of both.

4.     TRUST AGREEMENT:

       At December 31, 1993, the Plan's assets were held by the Trustee of the Plan, Fidelity Management Trust Company; Wachovia Bank of North Carolina was the Trustee of the Plan for the period through June 30, 1993. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries and they act as the Plan Administrator. No such officer or employee receives compensation from the Plan. Administrative expenses such as trustee fees are paid by the Plan.

                                                                     SCHEDULE  I

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993




                                                         Face Amount                                    Market
       Investment Description                            or Shares                Cost                  Value
- - - - - --------------------------------------                  ------------          ------------         --------------

Fidelity Investments Mutual Funds (1):
- - - - - --------------------------------------
         Retirement Money Market                          6,542,495           $  6,542,495          $   6,542,495
         Intermediate Bond                                  552,400              5,834,337              5,954,871
         Equity Income                                      309,125              8,660,319             10,460,786
         U.S. Equity Index                                  117,047              1,821,110              2,021,393
         Magellan                                           163,884             11,275,250             11,611,208

Common Stock (1)
- - - - - ----------------

         Scientific-Atlanta, Inc.                         1,699,858              6,978,703             17,355,547
                                                                              ------------          -------------

                 Total Investments                                            $ 41,112,214          $  53,946,300
                                                                              ============          =============





(1)  Represents a party in interest.




       The accompanying notes are an integral part of these statements.

                                                                    SCHEDULE  II

                           SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                    SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                     FOR THE YEAR ENDED DECEMBER 31, 1993




                                          Purchases                            Sales, Maturities or Withdrawals
                                ---------------------------       -------------------------------------------------------------
                                 Number of                         Number of                                       Net Gain/
     Description                Transactions        Amount        Transactions       Proceeds       Cost            (Loss)
- - - - - ------------------------        ------------   ---------------    ------------     ------------  -----------     -------------
Fidelity Money Market
  Portfolio (2)                    102         $   8,245,098          65           $ 1,817,915  $ 1,817,923             (8)

Fidelity Intermediate Bond
  Fund (2)                         110             6,974,399          49               954,694      915,492         39,202

Fidelity Equity-Income
  Fund (2)                         113            10,292,817          49               755,579      639,058        116,521

Fidelity Magellan Fund (2)         117            13,210,241          38               486,991      459,618         27,373

Scientific-Atlanta, Inc. Common
  Stock Fund (2)                    57             7,970,272          41             4,779,843    2,885,706      1,894,137




(1) Represents transactions or a series of transactions in securities of the same issue or with a person in excess of 5% of the market value of the Plan's assets as of January 1, 1993.

(2)  Represents a party in interest





       The accompanying notes are an integral part of these statements.

                                                                      EXHIBIT B

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Scientific-Atlanta, Inc.'s previously filed Registration Statement covering the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust.



ARTHUR ANDERSEN & CO.


Atlanta, Georgia
June 24, 1994